HOLDING

RECEIVED

2007 MAY -1 A 11:29

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SUPPL

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

07023089

Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Kay Amelungse
Telephone +49/89/20 30 07-703
Fax +49/89/20 30 07-772
E-mail Kay.Amelungse
@HypoRealEstate.com

Rule 12g3-2(b) File No.
82-34748

Date 26 April 2007

Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG

PROCESSED
MAY 0 3 2007
THOMSON
FINANCIAL

Dr. Heiner Bendfeld

Kay Amelungse

Enclosures

(1) 25 April 2007

Press release: Hypo Real Estate Bank AG to provide a warehouse line of € 100 million to the British Ability Group

(2) 26 April 2007	26.04.2007 - Disclosure pursuant to section 26 of the German Securities Trading Act (Wertpapierhandelsgesetz -WpHG) - UBS AG

Press release

Hypo Real Estate Bank AG to provide a warehouse line of € 100 million to the British Ability Group

Munich, 25 April 2007: Hypo Real Estate Bank AG – a Member of Hypo Real Estate Group - is providing finance to the British Ability Group for setting up a German retail portfolio. The bank will provide a credit line of € 100 million, and will enable this line to be drawn down by various (wholly-owned) subsidiaries. Individual loan agreements will be signed with all subsidiaries within this line.

This credit line will enable the Ability Group to purchase property in Germany, whereby it will have to comply with certain purchase and portfolio criteria. The Group has already purchased six supermarkets in Northrhine-Westphalia and Lübeck. This innovative form of financing enables property companies to be acquired as part of share deals and to be sold on subsequently. The customer has to meet certain financial covenants at the level of the individual property companies and also at the level of the holding in order to be able to utilise the credit line.

Frank Lamby, responsible for the "Commercial Real Estate Origination" unit in the Management Board of Hypo Real Estate Holding AG: "We are pleased to be able to support the Ability Group in its plans to expand in the German market with a customised and flexible financing solution. It enables strategic steps to be implemented quickly."

Andreas Panayiotou, Chairman of the Ability Group: "Ability is very happy to be working with Hypo Real Estate Bank. We are developing our interests in the German market and across Europe over the coming years and it is very pleasing to be able to work with an experienced and expert bank such as Hypo Real Estate Bank. We look forward to completing more deals in the future with their support."

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

Ability Group
Formed in 1996, Ability Group is a British real estate company which has established a £1 billion portfolio of UK property assets consisting of 6,000 apartments in central London. The company purchased properties in formerly unattractive locations such as the docks and Wapping, and the value of these properties has increased considerably as a result of the boom on the market in London. Some of the portfolio was sold recently. With the proceeds, the company intends to expand into Continental Europe and specifically into Germany. Ability Group employs 1,000 people including a rental agency.

Hypo Real Estate Group
Hypo Real Estate Group is one of Europe's largest providers of commercial real estate financing. The Group will develop additional growth and establish the conditions necessary for a further increase in profitability by consistently developing the business model towards that of a more broadly based **Asset Finance House**. Hypo Real Estate Group has around 1230 employees (as of December 31, 2006) and consists of the non-operational, listed holding company **Hypo Real Estate Holding AG** (Munich) and three operational business entities. **Hypo Real Estate Bank International AG** (Stuttgart) and **Hypo Real Estate Bank AG** (Munich) conduct the real estate financing activities (segment **Commercial Real Estate**). **Hypo Public Finance Bank** (Dublin) combines public and infrastructure finance. The Group also conducts asset management and offers innovative products which enable credit risks and services from its range of skills to be managed for or offered to third parties (segment **Asset Finance and Asset Management**). The shares of Hypo Real Estate Holding AG are listed on the Deutsche Aktienindex (DAX 30).

Press contact:
Oliver Gruß
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

Hypo Real Estate
GROUP

Shareholding Disclosures

26.04.2007 - Disclosure pursuant to section 26 of the German Securities Trading Act (Wertpapierhandelsgesetz -WpHG) - UBS AG

Security code number (WKN): 802770
ISIN: DE 000 802 770 7

Pursuant to section 21 para. 1 WpHG UBS AG, Bahnhofstrasse 45, CH-8098 Zurich, notified Hypo Real Estate Holding AG, Unsoeldstrasse 2, 80538 Munich, on 25 April 2007 of the following:

We hereby notify you pursuant to section 21 para. 1 WpHG that UBS' stake in the voting rights in Hypo Real Estate Holding AG (ISIN DE0008027707), Unsoeldstrasse 2, 80538 Munich, fell short of the threshold of 3 % as of 19 April 2007 and now amounts to 2.42 % (corresponding to 3 240 351 voting stocks).

Thereof 0.01 % of the voting rights (19 373 voting stocks) are ascribed to UBS AG according to section 22 para. 1 sent. 1 no. 1. WpHG.

Munich, 26 April 2007
Hypo Real Estate Holding AG
Management Board

Hypo Real Estate
HOLDING

END